September 10, 2010	Heath Linsky
404-504-7691
VIA EDGAR	hlinsky@mmmlaw.com
www.mmmlaw.com
Ms. Cicely L. LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	Cole Credit Property Trust II, Inc. Form 10-K for the year ended December 31, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2010 File No. 000-51963
Dear Ms. LaMothe:
     This letter sets forth the response of Cole Credit Property Trust II, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 31, 2010, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comment by the relevant response.
1.    Form 10-Q
        Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 36
Comment: We note you adopted several revisions to your share redemption program. Confirm that in future filings you will expand your Management’s Discussion and Analysis to disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.
Response: The Company confirms that in future filings for its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, beginning with its next Quarterly Report on Form 10-Q, it will expand the Management’s Discussion and Analysis to disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. The Company also will disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

     Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Very truly yours, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

cc:	Bryan Weaver, Esq. D. Kirk McAllaster, Jr. Lauren B. Prevost, Esq.

Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
September 10, 2010
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

Re:	Cole Credit Property Trust II, Inc. Form 10-K for the year ended December 31, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2010 File No. 000-51963
Ladies and Gentlemen:
Cole Credit Property Trust II, Inc. (the “Company”) acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2009 and the Forms 10-Q for the quarters ended March 31 and June 30, 2010, staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (602) 778-8700.

Sincerely, Cole Credit Property Trust II, Inc.
/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.

cc:	Heath D. Linsky, Esq.